UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Ecovyst Inc.

Delaware	001-38221	81-3406833
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

300 Lindenwood Drive
Malvern, Pennsylvania		19355
(Address of principal executive offices)		(Zip Code)

Joseph S. Koscinski
Vice President, Secretary and General Counsel
(610) 651-4400
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Ecovyst Inc. (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2021 to December 31, 2021 (the “Reporting Period”). The Rule implements reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are currently limited to tantalum, tin, and tungsten (the “Conflict Minerals”). The Rule imposes certain reporting obligations on SEC registrants that manufacture or contract to manufacture products for which Conflict Minerals are necessary to the functionality or production of those products and contained in the finished products. The Rule requires that SEC registrants conduct in good faith a reasonable country of origin inquiry designed to determine whether any such necessary Conflict Minerals originated in the Democratic Republic of the Congo or “adjoining countries” (as defined by the SEC) (collectively, the “Covered Countries”) or are from recycled or scrap sources.

The Company reviewed the finished products that it and its subsidiaries manufactures either internally or pursuant to arrangements with third-party manufacturers during the Reporting Period (the “Product Review”). The objective of the Product Review was to identify finished products that the Company and its subsidiaries manufactures or contracts to manufacture that may contain one or more Conflict Minerals. In this effort, the Manager of Product Stewardship of the Company routinely evaluated and verified the source and use of raw materials purchased and used by the Company and its subsidiaries globally to determine whether any Conflict Minerals used in the Company’s and its subsidiaries’ products are sourced from Covered Countries or are from recycled or scrap sources. The Company has determined that Conflict Minerals are contained in, and are necessary to the functionality or production of, certain finished products that contain silicotungstic acid or ammonium metatungstate, which are tungsten compounds. The Company’s Catalyst Technologies division and the Zeolyst joint venture purchased limited amounts of such tungsten compounds (in the aggregate an amount less than 0.01% of their respective overall raw material spend), which are used as raw materials to manufacture, and are contained in, certain catalyst products (the “Covered Products”).

As a result of such determination, and in accordance with the Dodd-Frank Act and the Rule, the Company conducted in good faith a reasonable country of origin inquiry as to the tungsten compounds contained in the Covered Products by seeking a certification from the direct, exclusive suppliers of the tungsten compounds (the “Covered Suppliers”). The Covered Suppliers have provided the Company with signed certifications of the name and location of each smelter from which the Covered Suppliers source the tungsten used in producing the tungsten compounds contained in the Covered Products (the “Supplier Certifications”). According to the Supplier Certifications, none of the tungsten contained in the Covered Products was sourced from smelters in any Covered Country.

Based on the results of its reasonable country of origin inquiry, and its review of the information and the Supplier Certifications, the Company has no reason to believe that the tungsten contained in the Covered Products may have originated in any of the Covered Countries or may not be from recycled or scrap sources.

This conflict minerals disclosure is publicly available on the Company’s website at https://investor.ecovyst.com/management-governance/governance-documents.

Item 1.02    Exhibit

Not Applicable.

Section 2 – Exhibits

Item 2.01    Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ecovyst Inc.

Date:	May 31, 2022	By:	/s/ JOSEPH S. KOSCINSKI
		Name:	Joseph S. Koscinski
		Title:	Vice President, Secretary and General Counsel